LIQUID MEDIA GROUP LTD.

Management’s Discussion and Analysis (Restated)

For the three and nine months ended August 31, 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This restated Management’s Discussion and Analysis (“MD&A”) of Liquid Media Group Ltd. (“Liquid” or the “Company”), provides analysis of the Company’s financial results for the three and nine months ended August 31, 2020. The following information should be read in conjunction with the accompanying restated unaudited condensed interim consolidated financial statements and accompanying notes for the three and nine months ended August 31, 2020 (“Restated Interim Financial Statements”) and the audited consolidated financial statements and accompanying notes for the year ended November 30, 2019 (“Annual Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Board of Directors of the Company have approved the information and disclosures contained in this restated MD&A. This restated MD&A is dated as at April 14, 2021. All figures are in Canadian dollars unless otherwise noted. Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.LiquidMediaGroup.co

RESTATEMENT OF PREVIOUSLY ISSUED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

a)A review of the application of IFRS to the Company’s previously issued Cashless Warrants, being the 1,333,334 warrants issued in connection with the Company’s June 8, 2020 registered direct offering, has resulted in a restatement of the Company’s previous accounting for the Cashless Warrants.

As described in Note 17 of the Restated Interim Financial Statements, the registered direct offering completed by the Company on June 8, 2020, resulted in the issuance of Cashless Warrants, exercisable for a period of five years from the date of issuance at an exercise price of US$1.88 per Cashless Warrant. The holders of the Cashless Warrants may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Cashless Warrant shares to the holder, in lieu of exercising the Cashless Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Cashless Warrants.  The fair value is determined by multiplying the number of Cashless Warrants to be exercised by the previous day’s volume weighted average price (“VWAP”) less the exercise price with the difference divided by the VWAP.  If a Cashless Warrant holder exercises this option, there will be variability in the number of shares issued per Cashless Warrant.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in profit and loss at each period end. The derivative liability will ultimately be converted to the Company’s equity (common shares) when the Cashless Warrants are exercised, or will be extinguished upon the expiry of the outstanding Cashless Warrants, and will not result in any cash effect.

In the original accounting determination, the estimated fair value of the Warrants was recorded in Equity at $nil. At initial recognition the Company should have recorded the derivative liability at $470,785, with allocated issuance costs of $103,424 recognized as professional fees. In addition, at August 31, 2020 the Company should have recorded the derivative liability at $322,958, which results in a gain on derivative liability in profit and loss for the nine-months ended August 31, 2020 of $147,827.

b)In March 2021, the Company received invoices totaling US$120,760 from a consultant for services rendered during the nine-months ended August 31, 2021.  As at August 31, 2020, the Company should have recorded $157,485 in accounts payable and accrued liabilities.  For the nine months ended August 31, 2020, the Company should have recorded $162,158 in consulting and director fees.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table illustrates the impact of the corrections.

	As previously reported	Adjustment	As restated
	$	$	$
As at August 31, 2020
Accounts payable and accrued liabilities	1,456,691	157,485	1,614,176
Derivative liability (long-term)	-	322,958	322,958
Share capital	29,340,604	(367,361)	28,973,243
Accumulated other comprehensive income	60,452	4,674	65,126
Deficit	(23,445,830)	(117,756)	(23,563,586)

For the nine-months ended August 31, 2020
Consulting and director fees	1,195,063	162,159	1,357,222
Professional fees	432,715	103,424	536,139
Gain on derivative liability	1,102,277	147,827	1,250,104
Loss attributable to Liquid Media Group from continuing operations	(3,956,447)	(117,756)	(4,074,203)
Loss for the period	(6,770,336)	(117,756)	(6,888,092)
Foreign currency translation adjustment	(263,123)	4,674	(258,449)
Comprehensive loss for the period	(7,033,459)	(113,082)	(7,146,541)

Loss attributable to Shareholders of the Company	(5,004,045)	(117,756)	(5,121,801)
Comprehensive loss attributable to Shareholders of the Company	(5,247,058)	(113,082)	(5,360,140)

Basic and diluted loss per share attributable to the Company from continuing operations	(0.56)	(0.01)	(0.57)
Basic and diluted loss per share attributable to the Company	(0.70)	(0.02)	(0.72)

Cash flows used in operating activities	(4,999,919)	(73,650)	(5,073,569)
Cash flows provided by financing activities	(7,001,754)	14,077,158	7,075,404

For the three-months ended August 31, 2020
Consulting and director fees	400,346	162,159	562,505
Professional fees	13,423	103,424	116,847
Gain on derivative liability	-	147,827	147,827
Loss attributable to Liquid Media Group from continuing operations	(1,935,915)	(117,756)	(2,053,671)
Loss for the period	(4,864,234)	(117,756)	(4,981,990)
Foreign currency translation adjustment	(470,974)	4,674	(466,300)
Comprehensive loss for the period	(5,335,208)	(113,082)	(5,448,290)

Loss attributable to Shareholders of the Company	(3,041,872)	(117,756)	(3,159,628)
Comprehensive loss attributable to Shareholders of the Company	(3,419,143)	(113,082)	(3,532,225)

Basic and diluted loss per share attributable to the Company from continuing operations	(0.24)	(0.02)	(0.26)
Basic and diluted loss per share attributable to the Company	(0.38)	(0.02)	(0.40)

MANAGEMENT'S DISCUSSION AND ANALYSIS

As a result of the restatement described above, Liquid’s management has concluded that a material weakness in our internal controls over financial reporting existed during the nine-months ended August 31, 2020.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness identified in (a) above was specific to interpreting and applying a particular IFRS rule related to the recording of a complex non-cash financial instrument while the material weakness identified in (b) above was specific to management being unaware of unrecorded liabilities. Refer to “Disclosure of Controls and Procedures and Internal Control Over Financial Reporting” for further details.

FORWARD-LOOKING STATEMENTS

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments.  The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things: business objectives, goals and strategic plans; operating strategies; expected future revenues, earnings and margins; anticipated operating, selling and general and administrative costs; and anticipated capital expenditures.

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements.  Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

COMPANY BACKGROUND AND DESCRIPTION OF THE BUSINESS

The Company is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), formerly Liquid Media Group Ltd., and is a digital studio for all platforms in the entertainment industry. Originating in Vancouver’s media and entertainment supercluster, the Company’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms. Liquid’s intellectual properties are monetized via multiple direct to consumer models: Video on Demand (“VOD”), Subscription VOD (“SVOD”), and Electronic Sell-Through (“EST”).  The Company currently offers third-party film and TV content via its 100% owned digital platforms and corporate owned video games through a licensing agreement with Polycade that will be delivering Retro Gaming to new audiences via the Polycade Arcade platform.

MANAGEMENT'S DISCUSSION AND ANALYSIS

On August 9, 2018, the Company announced the successful closing of the proposed business combination with Liquid Canada by way of plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Pursuant to the Arrangement, Liquid Canada was acquired by and became a wholly-owned subsidiary of the Company.  As part of the Arrangement, on August 10, 2018, the Company changed its name to Liquid Media Group Ltd. and Liquid Canada changed its name to Liquid Media Group (Canada) Ltd.  At the time of completion of the Arrangement, the Company had 1,848,980 common shares issued and outstanding which included 1,288,497 common shares issued to former Liquid Canada shareholders, representing 69.69% of the Company’s issued and outstanding shares. Initially, the common shares of the Company issued in connection with the Arrangement were listed on NASDAQ under the ticker symbol “LBIX”. Effective August 10, 2018, the trading symbol of the Company was changed to “YVR”.

Upon closing of the transaction, the shareholders of Liquid Canada owned 69.69% of the common shares of the Company, and as a result, the transaction is considered a reverse acquisition of the Company by Liquid Canada. All previous common shares and warrants were exchanged at a ratio of one share of Liquid Canada for 0.5741 of a share of the Company (“Conversion Rate”). For accounting purposes, Liquid Canada is considered the acquirer and the Company, the acquiree. Accordingly, the MD&A is in the name of Liquid Media Group Ltd.; however, they are a continuation of the financial records of Liquid Canada.

Discontinued Operations

On August 31, 2020, the Company agreed to settle a lawsuit with Jesse Sutton, the director of Majesco, whereby Mr. Sutton agreed to settle $652,061 (US$500,000) payable for the acquisition of Majesco, along with $452,772 in consulting fees owed to Mr. Sutton, for $260,824 (US$200,000) in cash and the return of the 51% ownership of Majesco.  Upon signing of the agreement, the Majesco operations were considered discontinued and the balances were reclassified as such.

For additional information about the discontinued operations of Majesco, refer to Note 18 in the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended August 31, 2020.

The following discussion is directed at the continuing operations of the Company, which excludes Majesco as a result of the settlement described above.  The results of the Company aside from the discontinued operations are reflective of the operations of the Company without Majesco.

Current Period Summary

In December 2019, the Company announced the launch of Iridion 3D and its sequel, Iridion II on Steam for PC.

In January 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company for approximately $400,000 for unpaid consulting fees, US$500,000 for the unpaid cash consideration for the purchase of 51% interest in Majesco, and a payment for the difference between US$500,000 and the value of the Company’s shares issued on the purchase of the 51% interest in Majesco.  On August 31, 2020, a settlement agreement had been reached as described in the Discontinued Operations section above.

In February 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company in relation to the issuance of a share certificate for 59,706 common shares of the Company, 32,149 of which the consultant states is owing to him and general and special damages in relation to the shares.  In May 2020, the Company settled this lawsuit for $68,937 (US$50,000).

In February 2020, the Company acquired a portfolio of assets for $4,464,885 (US$3,325,000).  The acquired assets include the streaming platform Reelhouse, a self-distributed video content platform for independent filmmakers, and tools such as Slipstream, a Subscription Video on Demand (“SVOD”) service that focuses on curated action sports stories.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In March 2020, the Company announced the launch of a new chapter of Ancient Aliens mobile game in partnership with A+E Networks.

In March 2020, the Company announced the addition of Andrew Kaplan, a capital markets strategist, to its advisory board.  The Company granted 25,000 stock options with an exercise price of US$2.55 and a term of five years to Mr. Kaplan in connection with his appointment.

In April 2020, the Company announced the addition of Michael Timothy Doyle, a veteran interactive entertainment industry production executive, to its advisory board.  The Company granted 25,000 stock options with an exercise price of US$2.55 and a term of five years to Mr. Doyle in connection with his appointment.

In May 2020, the Company successfully launched the two-day New Faces New Voices 2020 Film Festival on the recently acquired ReelhouseLive platform.

In July 2020, the Company announced they partnered with Invoke, the creators of Hootsuite, and Arkitek Creative to transform and advance the Company’s streaming platform.

In August 2020, the Company partnered with Arcana Studios whereby Arcana will create animated content for the Company’s streaming platform.

In September 2020, the Company partnered with Polycade, the connected arcade platform invented by the son of Atari co-founder Nolan Bushnell, whereby the Company will make available all of its retro gaming titles on the Polycade Game Store which is launching in the fall of 2020.

Financings

In January 2020, the Company issued 57,125 common shares valued at $148,198 to settle debt of $190,706 resulting in a gain of $42,508 which is included in gain (loss) on debt settlements.

In January 2020, the Company issued 11,764 common shares valued at $39,615 to a consultant of the Company for public relations services provided to the Company of which $33,058 of services were rendered during the year ended November 30, 2019.

In April 2020, the Company issued 50,103 common shares valued at $183,769 to settle debt of $180,294 resulting in a loss of $3,476 which is included in gain (loss) on debt settlements.

In May 2020, the Company filed an F-3 registration statement in the United States which offers an indeterminate number of common shares, debt securities, subscription rights, warrants, and/or units of the Company for proceeds of up to US$25,000,000.

In June 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at US$1.50 per common share for total proceeds of $5,353,203 (US$4,000,002).  Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for USD$1.88 per common share with a maturity date of June 9, 2025.  In connection with these offerings, the Company paid legal fees of $409,200 (US$305,761), agent fees of $428,256 (US$320,000), and issued 213,333 agent warrants with a value of $500,668 and an exercise price of $1.88 per common share with a maturity date of June 4, 2025

In July 2020, the Company issued 29,536 shares valued at $60,000 to a consultant of the company for advisory services provided to the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the nine months ended August 31, 2020, the Company issued:

•issued 515,000 units on the conversion of $1,095,384 (US$777,286) worth of net convertible debentures and 12,402 units on the conversion of $26,130 (US$18,605) worth of interest on the convertible debentures.  As a result, the Company transferred $134,198 from reserves to share capital representing the proportionate balance of the unamortized equity component.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2021.

•issued 493,111 common shares for total proceeds of $1,111,476 in connection with the exercise of 493,111 share purchase warrants at US$1.75 per warrant of which $104,139 was received during the year ended November 30, 2019.  As a result, the Company transferred $28,056 representing the fair value of the exercised warrants from reserves to share capital.

•issued 573,171 common shares for total proceeds of $907,036 in connection with the exercise of 573,171 share purchase warrants at US$1.20 per warrant.

•issued 53,505 common shares for total proceeds of $196,427 in connection with the exercise of 53,505 stock options at US$2.55 per option.  As a result, the Company transferred $144,245 representing the fair value of the exercised options from reserves to share capital.

Subsequent Events

In September 2020, the Company granted 1,000,001 restricted stock units (“RSUs”) to certain directors, officers, and consultants of the Company which vest 25% on grant and 25% each six months thereafter.  The granted RSUs convert to common shares of the Company upon vesting, accordingly, 250,001 common shares were issued upon grant.

In October 2020, the Company completed emulation of four retro video games: Kwirk; Dirt Trax FX; Blast Works: Build, Trade, Destroy; and Blowout, completing the commercialization process and advancing the monetization phase.

In October 2020, the Company announced it had partnered with Eventival to offer a direct-to-consumer solution to help filmmakers monetize their creative works after a festival run and over the long-term.

In November 2020, the Company issued 84,375 common shares to a consultant of the Company for services provided to the Company.

In December 2020, the Company issued 367,084 common shares for the exercise of 367,084 share purchase warrants with an exercise price of US$1.20 for total proceeds of $574,457 which were included in commitment to issue shares at November 30, 2020.

Effective January 1, 2021, the Company signed an employment agreement with Ronald Thomson, the new CEO of the Company. The agreement requires total payments of $20,000 per month.  Included in the agreement is a provision for a salary increase to $30,000 per month upon the Company raising US$5 million in funding and three months written notice or salary paid in lieu of notice upon termination without just cause.  In January 2021, Mr. Thomson was elected to the Board of Directors.  Additionally, the Company granted Mr. Thomson 750,715 stock options with an exercise price of US$1.90 and a term of five years.  The options will vest as follows: 107,245 on June 1, 2021, 321,735 on January 1, 2022, and 321,735 on January 1, 2023.

In January 2021, the Company repriced 932,995 stock options with an exercise price of US$2.55 and 25,000 stock options with an exercise price of US$2.57 to US$1.90 per option.  All other terms remained unchanged.

In January 2021, the Company granted a consultant of the Company 321,735 stock options with an exercise price of US$1.90 and a term of five years.  The options will vest as follows: 107,245 on January 14, 2021, 107,245 on July 14, 2021, and 107,245 on July 14, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In January 2021, the Company extended the maturity date of the outstanding convertible debenture by one year to February 26, 2022.

In January 2021, the Company issued 2,984 common shares to a consultant to settle $10,000 of outstanding accounts payable.

In January 2021, the Company issued 17,907 common shares to a consultant of the Company for advisory services provided to the Company.

In February 2021, the Company issued 130,167 common shares for the exercise of 130,167 share purchase warrants with an exercise price of US$1.75.

In February 2021, the Company transferred 215,000 treasury shares to a creditor as full and final payment of a Forbearance Agreement.

In February 2021, Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (ARSA) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterpoof.  The litigation is at an early stage

In February 2021, the Company extended the expiry date of 346,000 share purchase warrants with an exercise price of US$1.75 from February 26, 2021 to March 11, 2021 due to the investors being subject to a trading blackout.

In March 2021, the Company issued 250,001 common shares valued in relation to the vesting of 250,001 restricted share units.

In March 2021, 316,000 share purchase warrants with an exercise price of US$1.75 expired unexercised.

In March 2021, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 1,791,045 common shares of the Company at US$3.35 per common share for total proceeds of $7,507,801 (US$6,000,000).  In connection with this offering, the Company paid legal fees of $100,104 (US$80,000) and agent fees of $588,111 (US$470,000).

In March 2021, the Company’s registration statement restricting the Cashless Warrant holders ability to elect to cashless exercise their Cashless Warrants became effective.

In March 2021, the Company issued the following for exercised warrants and conversions:

•issued 30,000 common shares for total proceeds of $66,344 in connection with the exercise of 30,000 share purchase warrants with an exercise price of US$1.75 per warrant;

•issued 574,013 common shares for total proceeds of $1,356,095 in connection with the exercise of 574,013 share purchase warrants with an exercise price of US$1.88 per warrant;

•issued 184,533 common shares for total proceeds of $436,254 in connection with the exercise of 184,533 agents warrants with an exercise price of US$1.88 per warrant;

•issued 121,319 common shares in accordance with the election of 175,000 Cashless Warrants (Note 17); and

•issued 270,000 units on the conversion of $506,777 (US$405,000) worth of net convertible debentures.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In March 2021, the Company announced the signing of a distribution agreement with Atari, one of the world’s most iconic consumer brands and interactive entertainment producers.  Liquid’s video-on-demand distribution platform, SlipStream, will be made available for download on the all-new Atari VCSTM PC/console hybrid.

In March 2021, the Company announced its plans to create the first of its kind multi-token IP platform called the Liquid Media Token Platform (“LMTP”).  Liquid is engaged in partnership discussions for platform engineering with CurrencyWorks.  The LMPT will serve to support the evolving needs of film, entertainment and gaming industry professionals, and capture opportunities to conceptualize and create content once, then monetize it in perpetuity.

In April 2021, the Company issued 229,321 common shares for total proceeds of $541,707 in connection with the exercise of 229,321 share purchase warrants with an exercise price of US$1.88 per warrant.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Significant judgements includes the determination of functional currency, assessments over level of control or influence over companies, the recoverability and measurement of deferred tax assets, assessments of acquisitions of groups of assets versus a business, and the determination of a discontinued operation.

The most significant accounts that require estimates as the basis for determining the stated amounts include the valuation of share-based compensation, derivative, and convertible features; the valuation of intangible assets including goodwill; the valuation of investments in equity instruments; the valuation of expected credit loss; and the valuation of convertible debentures.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is as follows:

Functional currency

The functional currency of the Company and its subsidiaries is the United States dollar (“USD”); however, determination of functional currency may involve certain judgments to determine the primary economic environment which is re-evaluated for each new entity or if conditions change.

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies.  Management is required to assess at each reporting date the Company’s control and influence over these other companies.  Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting.  The Company has considered its ownership position in Waterproof Studios Inc. (“Waterproof”) to constitute significant influence up to February 28, 2019 and thereafter does not have the ability to influence the key operating activities of the entity.  Accordingly, as of March 1, 2019 the Company has accounted for its investment under fair value through profit or loss.  Additionally, the Company has assessed that control of Majesco was lost as of August 31, 2020.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Acquisition of group of assets

The Company acquired platform coding which did not meet the definition of a business and is accounted for as an asset acquisition.  The Company applied the amended IFRS 3 Business Combinations standard in its determination that the acquisition did not meet the definition of a business, in particular, the optional concentration test, as substantially all the fair value of the assets acquired were accounted in a group of similar identifiable assets.

Discontinued operations

The Company classifies a component of the Company’s business as discontinued operations when there is a highly probable likelihood of a disposal of that component.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation, derivatives, and convertible features

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Valuation of intangible assets including goodwill

Goodwill and intangible assets are tested for impairment at each reporting date.  Management first reviews qualitative factors in determining if an impairment needs to be recorded.  Quantitative factors are then used to calculate the amount of impairment, if needed.  Goodwill and certain intangibles resulted from a business acquisition which were valued based on estimated discounted cash flows.

Valuation of investment in equity instrument

The Company values its equity instruments in private companies at fair value at each reporting date.  The determination of fair value is based on estimates made by management on the expected earnings before income, taxes, and amortization multiplied by a reasonable factor for the appropriate industry applicable to the private company.

Valuation of expected credit loss

Loans receivable are assessed for an estimated credit loss at each reporting date.  The estimated loss is determined based on management’s knowledge of the debtor and their ability to repay the loan.  As the current debtors’ are private entities, management must rely on assertions provided to them from the debtor to make their estimates.

Valuation of convertible debentures

The equity portion of the convertible debenture is calculated using a discounted cash flow method which requires management to make an estimate on an appropriate discount rate.

MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED QUARTERLY INFORMATION

The following financial data is derived from the Company’s unaudited consolidated financial statements for the three and nine months ended August 31, 2020 and 2019.

	Three months ended August 31,		Nine months ended
			August 31,
	2020	2019	2020	2019
	$	$	$	$
Sales	6,752	17,783	21,925	25,186
Cost of sales	(184,755)	(582,685)	(591,383)	(1,746,361)
Gross profit (loss)	(178,003)	(564,902)	(569,458)	(1,721,175)
Operating expenses	(2,327,322)	(656,225)	(5,090,644)	(3,933,529)
Other income (expenses)	451,654	352,012	1,585,899	427,946
Loss before income tax	(2,053,671)	(869,115)	(4,074,203)	(5,226,758)
Income tax (expense) recovery	-	-	-	160,917
Loss attributable to Liquid from continuing operations	(2,053,671)	(869,115)	(4,074,203)	(5,065,841)
Profit (loss) from discontinued operations	(2,928,319)	36,952	(2,813,889)	(22,917)
Loss for the period	(4,981,990)	(832,163)	(6,888,092)	(5,088,758)
Foreign currency translation	(466,300)	(156,960)	(258,449)	19,960
Comprehensive loss	(5,448,290)	(989,123)	(7,146,541)	(5,068,798)

Loss attributable to:
Shareholders of the Company	(3,159,628)	(850,269)	(5,121,801)	(5,077,529)
Non-controlling interest	(1,822,362)	18,106	(1,766,291)	(11,229)

Comprehensive loss attributable to:
Shareholders of the Company	(3,532,225)	(905,046)	(5,360,140)	(4,976,778)
Non-controlling interest	(1,916,065)	(84,077)	(1,786,401)	(92,020)

Basic and diluted loss per common share:
Shareholders of the Company - continuing operations	(0.26)	(0.21)	(0.57)	(1.23)
Shareholders of the Company	(0.40)	(0.20)	(0.72)	(1.24)
Non-controlling interest	(0.23)	0.00	(0.25)	(0.00)

Working capital (deficiency)	361,058	(2,047,885)	361,058	(2,047,885)
Total assets	13,119,612	15,686,128	13,119,612	15,686,128
Total long-term liabilities	322,958	2,931,628	322,958	2,931,628

(1)the comparative figures have been reclassified to account for the discontinued operations of Majesco.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS – Three Months Ended August 31, 2020

During the quarter ended August 31, 2020, the Company’s primary focus was on developing relationships through which the Company could expand its current gaming and film content and advance its streaming platforms.

Gross Profit (Loss)

Gross profit (loss) decreased by $386,899 to $(178,003) for the three months ended August 31, 2020 from $(564,902) for the comparable period in 2019. The decrease in gross loss is attributable to the Company having two less video game platform license agreements to be amortized during the current period.

Operating Expenses

For the three months ended August 31, 2020, operating expenses increased by $1,671,097 from $656,225 in the three months ended August 31, 2019 to $2,327,322 in the three months ended August 31, 2020 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Accretion expense	Decrease of $77,472	Decreased due to the conversion of convertible debentures in current periods which decreased the balance to be accreted.
Consulting and director fees	Increase of $237,834	Increased due to the Company engaging a new capital markets advisor to assist the Company.
Marketing	Increase of $519,779	Increased due to the Company commencing a seven month digital marketing campaign in the current period.
Professional fees	Increase of $100,800	Increased due to the Company incurring additional costs relating to the Cashless Warrants issued during the current period.
Share-based compensation	Increase of $793,949	Increased due to stock options being issued in the current period as compared to no stock options being issued in the prior comparative period.

Other Income (Expenses)

The following occurred during the three months ended August 31, 2020 as compared to the three months ended August 31, 2019:

•The Company recorded an increase in the foreign exchange loss of $74,690 due to differences in the period end spot rate as compared to the daily and average transactional rates for the Canadian dollar and the United States dollar.

•The Company recorded a decrease in gain on derivative liability of $187,522 due to the derivatives from the prior period being eliminated at the end of 2020 Q2 and a lower fair value being applied to the derivatives existing at the end of the current quarter.

•The Company recorded an increase in the unrealized gains on equity instruments of $293,583 relating to the revaluation of the Company’s investment in Waterproof at the end of the current period.  No revaluation was done in the comparative period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS – Nine Months Ended August 31, 2020

During the nine months ended August 31, 2020, the Company’s primary focus was on (1) developing relationships through which the Company could expand its gaming and film content, (2) acquiring a portfolio of streaming platforms, and (3) advancing and improving the acquired streaming platforms to allow for more robust content.

Gross Profit (Loss)

Gross profit (loss) decreased by $1,151,717 to $(569,458) for the nine months ended August 31, 2020 from $(1,721,175) for the comparable period in 2019. The decrease in gross loss is attributable to the Company writing off one license agreement at the end of fiscal 2019 and another during the first quarter of 2020.

Operating Expenses

For the nine months ended August 31, 2020, operating expenses increased by $1,157,115 from $3,933,529 in the nine months ended August 31, 2019 to $5,090,644 in the nine months ended August 31, 2020 primarily as a result of:

Operating Expense	Increase / Decrease in Expenses	Explanation for Change
Accretion expense	Decrease of $127,503	Decreased due to the conversion of convertible debentures which decreased the balance to be accreted.
Consulting and director fees	Increase of $403,282

Increased due to the Company incurring a settlement in 2020 Q2 of $67,141 (US$50,000) in regards to a lawsuit initiated by a former consultant and the Company engaging additional consultants during the current period.

Marketing	Increase of $1,014,485	Increased due to the Company completing a digital marketing campaign which started in 2019 Q2 and commencing a new campaign in 2020 Q3. The campaigns focus is to increase awareness of the Company.
Professional fees	Decrease of $50,602	Decrease due to less legal fees incurred in relation to the lawsuit brought on by the former President and director or the Company offset by the fees incurred to issue the Cashless Warrants.
Share-based compensation	Decrease of $161,930	Decreased due to stock options being granted with a lower fair value in the current period as compared to the comparative period.

Other Income (Expenses)

The following occurred during the nine months ended August 31, 2020 as compared to the nine months ended August 31, 2019:

•The Company recorded a decrease in the share of profit of equity investment of $195,726 from its investment in Waterproof due to the loss of significant control on March 1, 2019.

•The Company recorded an increase in the write-off of licenses of $330,276 due to management deciding to no longer proceed with an existing license agreement.

•The Company recorded a decrease in project investigation of $192,100 in relation to the Arrangement between the Company and Liquid Canada during fiscal 2018.  Fiscal 2019 included some additional costs associated with the legacy beverage business.

•The Company recorded an increase in gain on derivative liability of $777,379 due to the derivatives from the prior period being eliminated at the end of 2020 Q2 and a lower fair value being applied to the derivatives existing at the end of the current period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

•The Company recorded an increase in the gain on settlement of debt of $137,519 in relation to the settling of various debt through the issuance of the Company’s common shares, cash, and investment during the current period as compared to the settlements recorded in the comparative period.

•The Company recorded an increase in the unrealized gains on equity instruments of $592,894 relating to the revaluation of the Company’s investment in Waterproof at the end of the current period.  No revaluation was done in the comparative period.

SUMMARY OF QUARTERLY RESULTS FOR THE LAST CONSECUTIVE EIGHT QUARTERS

The following table presents the unaudited summarized financial information for the last eight quarters:

	Q3	Q2	Q1	Q4
	F2020	F2020	F2020	F2019
	$	$	$	$
Sales	6,752	7,541	7,632	1,924
Cost of sales	(184,755)	(178,370)	(228,258)	(91,194)
Gross profit (loss)	(178,003)	(170,829)	(220,626)	(89,270)
Operating expenses	(2,327,322)	(885,597)	(1,877,724)	(1,567,992)
Other income (expenses)	451,654	692,374	441,870	(812,555)
Loss before income taxes	(2,053,671)	(364,052)	(1,656,480)	(2,469,817)
Income tax (expense) recovery	-	-	-	-
Loss attributable to Liquid from continuing operations	(2,053,671)	(364,052)	(1,656,480)	(2,469,817)
Profit (loss) from discontinued operations	(2,928,319)	106,470	7,960	(66,740)
Loss for the period	(4,981,990)	(257,582)	(1,648,520)	(2,536,558)
Non-controlling interest	(1,822,362)	52,171	3,900	(32,702)
Loss attributable to shareholders of the Company	(3,159,628)	(309,753)	(1,652,420)	(2,503,856)
Comprehensive loss attributable to shareholders of the Company	(3,532,225)	(216,716)	(1,611,199)	(2,573,399)
Loss per share	(0.40)	(0.05)	(0.30)	(0.57)
Weighted average shares	7,929,936	5,932,016	5,448,552	4,426,054

(1)the comparative figures have been reclassified to account for the discontinued operations of Majesco.

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Q3	Q2	Q1	Q4
	F2019	F2019	F2019	F2018
	$	$	$	$
Sales	17,783	7,403	-	-
Cost of sales	(582,685)	(585,187)	(578,488)	(603,718)
Gross profit (loss)	(564,902)	(577,784)	(578,488)	(603,718)
Operating expenses	(656,225)	(1,480,169)	(1,797,136)	(820,374)
Other income (expenses)	352,012	(222,140)	298,073	(939,460)
Loss before income taxes	(869,115)	(2,280,093)	(2,077,551)	(2,363,552)
Income tax (expense) recovery	-	-	160,917	-
Loss attributable to Liquid from continuing operations	(869,115)	(2,280,093)	(1,916,634)	(2,363,552)
Profit (loss) from discontinued operations	36,952	(10,444)	(49,424)	(49,313)
Loss for the period	(832,163)	(2,290,537)	(1,966,058)	(2,412,865)
Non-controlling interest	18,106	(5,118)	(24,218)	(24,162)
Loss attributable to shareholders of the Company	(850,269)	(2,285,419)	(1,941,840)	(2,388,703)
Comprehensive loss attributable to shareholders of the Company	(905,046)	(2,062,080)	(2,019,476)	(2,106,621)
Loss per share	(0.20)	(0.55)	(0.48)	(0.80)
Weighted average shares	4,206,959	4,128,857	4,010,419	2,985,309

(1)the comparative figures have been reclassified to account for the discontinued operations of Majesco.

The quarterly fluctuations in net loss are generally correlated to the level of management’s activities related to the acquisition of companies, rights, licenses and other projects.  Loss is also impacted by the non-cash fluctuations in the fair value of the Company’s investment in Waterproof, amortization of licensing agreements, share based compensation, gains and losses on debt settlements, and other corporate costs.  Comprehensive loss is impacted by the foreign currency translation adjustment resulting from the Company reporting their financial statements in CAD rather than their functional currency of USD.

During the quarter ended November 30, 2018 (2018 Q4), the Company incurred increased consulting fees with the acquisition of Majesco, increased professional fees relating to the Arrangement with Liquid Canada, and increased fair value adjustments from the recognition of warrants due to the change in the Company’s functional currency.  During the quarter ended February 28, 2019 (2019 Q1), the Company recorded share-based compensation of $1,166,672 due to the granting of stock options during the quarter and continued graded vesting from stock options issued in fiscal 2018.  During the quarter ended May 31, 2019 (2019 Q2), the Company initiated a digital marketing campaign.  During the quarter ended November 30, 2019 (2019 Q4), the Company wrote-off one license for $717,125 and incurred additional marketing costs of $673,880.  During the quarter ended February 29, 2020 (2020 Q1), the Company wrote-off one license for $330,276 and incurred additional marketing costs of $965,493.  During the quarter ended August 31, 2020 (2020 Q3), the Company recorded share-based compensation of $793,949 due to the granting of stock options during the quarter and incurred additional marketing costs of $538,933 from the commencement of a new marketing campaign.

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

As at August 31, 2020, the Company has current assets of $3,898,733 and current liabilities of $3,537,675, which results in working capital of $361,058 (November 30, 2019 – $544,349).

The Company does not have adequate operating revenue to finance its existing obligations and therefore must continue to rely on external financing to generate capital to maintain its capacity to meet working capital requirements. The Company has relied on debt and equity raises to finance its operating activities since incorporation. The Company intends to continue to rely on debt and the issuance of shares to finance its operations. However, there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

Cash Flows

The table below sets forth a summary of cash flow activity and should be read in conjunction with the Company’s cash flow statements:

	Nine Months Ended August 31,
	2020	2019
	$	$
Cash flows used in operating activities	(5,073,569)	(3,425,594)
Cash flows used in investing activities	(4,558,477)	(184,298)
Cash flows provided by financing activities	7,075,404	3,846,375
Effect of foreign exchange on cash	(7,989)	43,133
Increase (decrease) in cash during the year	(2,564,631)	279,616
Cash, beginning of period	4,587,405	4,327,331
Cash, end of period	2,022,774	4,606,947

The cash flow used in operating activities for nine months ended August 31, 2020 increased by $1,647,975 compared to the comparative period. The use of cash flows from operating activities represents the effect on cash flows from net losses adjusted for items not affecting cash, principally: accrued interest income and expenses, amortization and accretion, share-based compensation expense, changes in the value of derivatives, gains and losses on the settlement of debt, unrealized foreign exchange, the share of profit of its equity investment, the unrealized gains on the revaluation of equity instruments, and the write off of various items, in addition to net changes in non-cash balances relating to operations.

Cash used by investing activities for nine months ended August 31, 2020 increased by $4,374,179 compared to the comparative period mostly due to the Company acquiring and developing a portfolio of assets including certain streaming platforms for $4,557,667 (US$3,394,095).

Cash provided by financing activities for nine months ended August 31, 2020 increased by $3,229,029 compared to the comparative period mostly due to the Company closing its registered direct offering for total proceeds of $5,353,203 (US$4,000,002) and receiving funds from the exercise of options and warrants during the current period.  The comparative period included a private placement offering of unsecured convertible debentures of $3,502,793.

OFF BALANCE SHEET ARRANGEMENTS

The Company did not have any off balance sheet arrangements as at August 31, 2020 or November 30, 2019.

MANAGEMENT'S DISCUSSION AND ANALYSIS

COMMITMENTS

The Company has no commitments as at August 31, 2020 and the date of this report.

CONTINGENCIES

In January 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company for approximately $400,000 for unpaid consulting fees, US$500,000 for the unpaid cash consideration for the purchase of 51% interest in Majesco, and a payment for the difference between US$500,000 and the value of the Company’s shares issued on the purchase of the 51% interest in Majesco.  On August 31, 2020, a settlement agreement had been reached whereby the Company would pay US$200,000 and transfer the 51% interest in the common shares of Majesco back to the consultant.  As at August 31, 2020, the Company accrued $260,824 (US$200,000), which was paid subsequent to August 31, 2020, and deconsolidated Majesco.

On February 18, 2021, Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (“ARSA”) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterpoof.  The litigation is at an early stage.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

During the nine months ended August 31, 2020, the Company entered into the following transactions with related parties:

a)Incurred consulting and directors fees of $159,500 (August 31, 2019 - $114,500) to Charlie Brezer and Ispani Holdings Inc. (“Ispani”), a company controlled by Charlie Brezer, a director of the Company, interest expense of $nil (August 31, 2019 - $5,174), and share-based compensation of $220,542 (August 31, 2019 - $369,468) to Mr. Brezer.  During the nine months ended August 31, 2019, Mr. Brezer advanced $23,930 (US$18,000) to the Company for the convertible debenture offering.  In July 2019, Mr. Brezer converted his debenture into 12,000 units of the Company with each unit consisting of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.  As at August 31, 2020, $7,188 (November 30, 2019 - $207,625) was included in accounts payable and accrued liabilities as owing to Mr. Brezer.

b)Incurred consulting and directors fees of $159,500 (August 31, 2019 - $114,500) to Daniel Cruz and Wawel Den Inc. (“Wawel”), a company controlled by Daniel Cruz, the CFO and a director of the Company, and share-based compensation of $220,542 (August 31, 2019 - $369,468) to Mr. Cruz.  During the nine months ended August 31, 2019, Mr. Cruz advanced $93,060 (USD$70,000) to the Company for the convertible debenture offering.  In July 2019, Mr. Cruz converted his debenture into 46,667 units of the Company with each unit consisting of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.  As at August 31, 2020, $7,766 (November 30, 2019 - $20,460) was included in accounts payable and accrued liabilities as owing to Mr. Cruz.

MANAGEMENT'S DISCUSSION AND ANALYSIS

c)Incurred consulting fees of $180,000 (August 31, 2019 - $180,000) to Zift, a company controlled by Jesse Sutton, the director of Majesco, and salaries of $19,000 (August 31, 2019 - $19,000).  On August 31, 2020, the Company agreed to settle a lawsuit with Mr. Sutton whereby Mr. Sutton agreed to settle $652,061 (US$500,000) payable for the acquisition of Majesco, along with $452,772 in consulting fees owed to Mr. Sutton, for $260,824 (US$200,000) in cash and the return of the 51% ownership of Majesco.  As at August 31, 2020, $260,824 (November 30, 2019 - $908,970) was included in accounts payable and accrued liabilities as owing to Mr. Sutton and Zift.

d)Incurred directors fees of $4,500 (August 31, 2019 - $4,500) and share-based compensation of $220,541 (August 31, 2019 - $28,326) to Joshua Jackson, Chairman and a director of the Company.  During the nine months ended August 31, 2019, Mr. Jackson advanced $664,717 (US$500,000) to the Company for the convertible debenture offering.  In April 2020, Mr. Jackson converted his debenture and accrued interest of $14,941 into 340,384 units of the Company with each unit consisting of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021. As at August 31, 2020, $4,286 (November 30, 2019 - $144,900) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

e)Incurred directors fees of $4,500 (August 31, 2019 - $4,500) and share-based compensation of $8,822 (August 31, 2019 - $123,156) to Stephen Jackson, a director of the Company.  As at August 31, 2020, $1,500 (November 30, 2019 - $6,000) was included in accounts payable and accrued liabilities as owing to Mr. Jackson.

f)Incurred directors fees of $4,500 (August 31, 2019 - $2,000) and share-based compensation of $54,492 (August 31, 2019 - $nil) to Nancy Basi, a director of the Company.  As at August 31, 2020, $1,500 (November 30, 2019 - $3,500) was included in accounts payable and accrued liabilities as owing to Ms. Basi.

g)Earned interest income of $416 (August 31, 2019 – $6,270) from a loan receivable issued to Waterproof.  As at August 31, 2020, Waterproof owed the Company $nil (November 30, 2029 - $94,882) for the outstanding balance of principal and interest on the loan.

Summary of key management personnel compensation:

	For the nine months ended August 31,
	2020	2019
	$	$
Consulting and directors fees	512,500	420,000
Salaries and benefits	19,000	19,000
Share-based compensation	724,940	890,418
Interest expense	-	5,174

	1,256,440	1,334,592

These expenditures were measured by amounts agreed upon by the transacting parties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3 – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumption that market participants would use in pricing.

The Company’s financial instruments consist of cash, restricted cash, receivables, loans receivable, assets held for resale, investment in equity instruments, accounts payable and accrued liabilities, loans payable, liabilities held-for-resale, convertible debentures, and derivative liability.  The fair value of receivables, loans receivable, accounts payable and accrued liabilities, and loans payable approximates their carrying values.  Cash and restricted cash are measured at fair value using level 1 inputs.  Convertible debentures and derivative liability are measured using level 2 inputs.  The investment in equity instruments is measured at fair value using level 3 inputs.

As at August 31, 2020, the fair value of the level 3 asset was $2,095,831 (November 30, 2019 - $1,551,324) based on a multiple of 6.9 times management’s estimate of Waterproof’s expected earnings before interest, taxes, and expected amortization.  The Company’s investment in Waterproof does not have a quoted market price on an active market and the Company has assessed the fair value of the investment based on Waterproof’s unobservable earnings.  As a result, the fair value is classified as level 3 of the fair value hierarchy.  The process of estimating the fair value of Waterproof is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information.  There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on estimated fair value of the investment.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As the Company’s functional currency is USD, the Company is subject to foreign currency exchange rate risk on its net assets denominated in CAD which could have an adverse effect on the profitability of the Company. As at August 31, 2020, the Company had current assets totaling CAD$619,535 and current liabilities totalling CAD$1,606,851. A 1% change in the exchange rate would change other comprehensive income/loss by approximately US$7,500.  The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

b)Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s restricted cash is held with a law firm in trust in which credit risk exposure is low. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The maximum exposure to credit risk as at August 31, 2020 and November 30, 2019 is the carrying value of the loans receivable. The Company has allowed for an expected credit loss of $162,717 on the loans receivable as at August 31, 2020.  During the nine months ended August 31, 2020, the Company increased the allowance by $17,286 which is included in the consolidated statements of comprehensive loss.

c)Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company does not hold any financial liabilities with variable interest rates.  As at August 31, 2020, the loans included in loans payable and convertible debentures bear interest at rates of 2.35% and 14.4% per annum and are due on demand. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at August 31, 2020, the Company had a cash balance, including restricted cash, of $2,675,413 to settle current financial liabilities of $3,537,675.  Additionally, as there is no assurance the convertible debentures will be converted into common shares of the Company.  The Company is exposed to liquidity risk.

OTHER RISKS AND UNCERTAINTIES

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Global Pandemics

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our product and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time and online gaming which is beneficial to the Company’s operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

Limited Operating History

The Company was created on August 8, 2018 as the resulting issuer of a business combination by plan of arrangement between Liquid Canada and the Company. We cannot assure you that our revenue will increase, or that we will be able to operate profitably in future periods. Our limited operating history and evolving business make the prediction of future results of operations difficult and, therefore, past results should not be taken as indicative of our future performance. You should consider our business and prospects in light of the risks,

MANAGEMENT'S DISCUSSION AND ANALYSIS

uncertainties, expenses and challenges that we will face as an early-stage gaming, TV, film media and entertainment company operating in highly competitive, rapidly evolving, and challenging markets. If we fail to address the risks and challenges that we face, our business, financial condition and results of operations could be adversely affected.

Competition

Competition in our industry is intense and we expect new competitors to continue to emerge throughout the world. Our competitors range from large established companies to emerging start-ups. In our industry, though many new products and services are regularly introduced, only a relatively small number of “hit” titles accounts for a significant portion of total revenue for the industry. We do not yet have a significant number of titles that we develop and the underperformance of a title may have a large adverse impact on our financial results. Also, hit products or services offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products and services to fall below expectations.

In addition, both the online and mobile games marketplaces are characterized by frequent product introductions, relatively low barriers to entry, and new and evolving business methods, technologies and platforms for development. We expect competition in these markets to intensify. If our competitors develop and market more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition (such as free-to-play or subscription-based models), or if we do not continue to develop consistently high-quality and well-received products and services, our revenue, margins, and profitability will decline.

The highly competitive market is characterized by pressure to innovate, expand feature sets and functionality, accelerate new product releases and reduce prices. Within the video game segment of the entertainment industry, we compete with other publishers of entertainment software developed for use on the PC, video game consoles and handheld, mobile and tablet devices or social networking sites. Our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have. A relatively small number of titles account for a significant portion of net revenues, and an even greater portion of net profit, in the game entertainment industry, and the availability of significant financial resources is a major competitive factor in the production of high-quality products and in the marketing of products that are ultimately well-received. Our larger competitors may be able to deliver greater innovation, respond more quickly to new or emerging technologies and changes in market demand, devote more resources to the development, marketing and sale of their products, successfully expand into emerging and other international markets, or price their products more aggressively than we can. If our competitors are more successful than we are in developing products, or in attracting and retaining customers, our financial condition and operating results could be adversely affected.

History of Operating Losses and Negative Cash Flows

We have a history of operating losses and negative cash flows. We anticipate that our operating expenses will increase substantially in the foreseeable future as we increase our sales and marketing activities, and continue to develop our technology, products, projects, and services. For example, we will need additional funds to add to our content library and for development costs incurred to develop new games and redevelop our retro games, for production costs incurred in connection with the development of film and tv projects, costs related to our cloud-based network initiative, and for licensing and distribution expenses. These efforts may prove more expensive than we currently anticipate and we may incur significant additional costs and expenses in connection with our business development activities. In addition, our film and gaming content creation operations are relatively capital intensive while revenue-generating opportunities depend on the availability of projects in the market. During periods of low project volumes, fixed costs can result in operating losses. All of these costs and expenses could prevent us from achieving or maintaining profitability in future periods.

Product Development Risks

We depend on our internal development studios and third-party software developers to develop new interactive entertainment software within anticipated release schedules and cost projections. The development cycle for emulated titles generally ranges from 3 months to 12 months and for new titles 6 months to 2 years. Therefore

MANAGEMENT'S DISCUSSION AND ANALYSIS

our development costs can be substantial. If we or our third party developers experience unanticipated development delays, financial difficulties or additional costs, we may not be able to release titles according to our schedule and at budgeted costs. There can be no assurance that our products will be sufficiently successful so that we can recoup these costs or make a profit on these products.

Additionally, in order to stay competitive, our internal development studios must anticipate and adapt to rapid technological changes affecting software development. Any inability to respond to technological advances and implement new technologies could render our products obsolete or less marketable. Further, the failure to pursue the development of new technology, platforms, or business models that obtain meaningful commercial success in a timely manner may negatively affect our business, resulting in increased production costs and more strenuous competition.

Financing Risks

We have limited capital and we may require funds in excess of our existing cash resources to fund operating deficits, develop new products or services, establish and expand our marketing capabilities, and finance general and administrative activities. We do not currently generate sufficient cash from our businesses to fund our operations. We do not have any bank credit facility or other working capital credit line under which we may borrow funds for working capital or other general corporate purposes. We have plans to implement a crowdfunding portal through which we may raise money from investors to fund our operations in the gaming, film and TV industry segments, but we cannot guarantee that we will be successful in raising the funds we need in that manner. If we do not have, or are not able to obtain, sufficient funds, we may have to delay strategic opportunities, investments, or projects. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of, or eliminate some or all of our creative work. Any of these actions could have a material adverse effect on our business, results of operations or financial condition.

Reliance on Market Acceptance

While we believe that there will be significant customer demand for our game, tv, and film offerings and services, there is no assurance that there will be broad market acceptance of our offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products or services that are preferred by prospective customers. Customers consider many factors when evaluating our products relative to those of our competitors, including innovation, ease of use, price, feature sets, functionality, reliability, performance, reputation, and training and support, and we may not compare favorably against our competitors in all respects. There can be no assurance that our efforts will be successful in the near future, or at all, or that our competitors will not take significant market share in similar efforts. If we fail to develop new products and to manage new product introductions and transitions properly, or if our offerings do not receive market acceptance, our financial condition and operating results could be harmed.

Failure to Launch Commercially Successful New Products

In order for our media and entertainment business strategy to succeed over time, we will need to license, acquire, or develop new digital entertainment products that can generate additional revenue and diversify our revenue sources. A number of factors, including technical difficulties, government approvals and licenses of intellectual property right required for launching new products, lack of sufficient development personnel and other resources, and adverse developments in our relationship with the licensors of our new licensed products could result in delay in launching our new products. Therefore, we cannot assure you that we will be able to meet our timetable for development of our business.

There are many factors that may adversely affect the popularity of our new products. For example, we may fail to anticipate and adapt to future technical trends and new business models, fail to satisfy consumer preferences and requirements, fail to effectively plan and organize marketing and promotion activities, fail to effectively detect and prevent programming errors or defects in the products, and fail to operate our new products at acceptable costs. We cannot assure you that our new products will gain market acceptance and become commercially successful. If we are not able to license, develop or acquire additional digital entertainment products that are commercially successful, our future revenues and profitability may decline. If

MANAGEMENT'S DISCUSSION AND ANALYSIS

our games and other entertainment offerings do not meet consumer expectations, whether because they fail to function as advertised or otherwise, our sales may suffer. If our games and services do not function as consumers expect, it may negatively impact our business.

Rapid Technological Change

The entertainment industry in general, and the gaming, tv and film segments thereof in particular, are rapidly evolving, primarily as a result of free content, minimal entry costs for creation and distribution, and expanded use of mobile devices. We must continually anticipate and adapt our products to emerging technologies, delivery platforms and business models in order to stay competitive and try to predict and prepare for rapid changes in consumer demand that could materially alter public preferences for different forms of entertainment and leisure activities. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. When we choose to incorporate a new technology into a product or to develop a product for a new platform, operating system or media format, we often are required to make a substantial investment prior to the introduction of the product. If we invest in the development of products incorporating a new technology or for a new platform that does not achieve significant commercial success, our revenues from those products likely will be lower than we anticipated and may not cover our development costs. Further, our competitors may adapt to an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours, more appealing to consumers, or both. If, on the other hand, we elect not to pursue the development of products incorporating a new technology or for new platforms, or otherwise elect not to pursue a new business model, that achieves significant commercial success, it may have adverse consequences. It may take significant time and resources to shift product development resources to that technology, platform or business model, as the case may be, and may be more difficult to compete against existing products incorporating that technology or for that platform or against companies using that business model. Any failure to successfully adapt to, and appropriately allocate resources among, emerging technologies and to keep pace with rapid technological change could negatively impact our business and prevent us from achieving profitability or sustaining a meaningful market position.

Development of Commercially Successful Products

The Company is a provider of video game products primarily for the casual-game consumer and has published video games for interactive entertainment hardware platforms, including Nintendo’s DS, 3DS, Wii and WiiU, Sony’s PlayStation 3 and 4, or PS3 and PS4, Microsoft’s Xbox 360 and Xbox One and the personal computer, or PC. The success of our business is subject to the continued popularity of these platforms and our ability to develop commercially successful products for these platforms.

Royalty Rates Set By Platform Providers

In order to provide products and service for a video game system such as Nintendo’s DS, 3DS, Wii and WiiU, Sony’s PlayStation 3 and 4, or PS3 and PS4, Microsoft’s Xbox 360 and Xbox One, we must take a license from Nintendo, Sony and Microsoft, respectively, which give these companies the opportunity to set the fee structure that we must pay in order to provide games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for online purchases of games, online gameplay and other new features for their consoles. The control that hardware manufacturers have over the fee structures for their platforms and online access could adversely impact our costs, profitability and margins. Because providing products for video game systems is the largest portion of our business, any increase in fee structures would significantly harm our ability to generate profits.

Potential Acquisitions in the Industry

As part of our growth strategy, we may selectively pursue strategic acquisitions in our industry and related industries. We may not be able to consummate such acquisitions, which could adversely impact our growth. If we do consummate acquisitions, integrating an acquired company, business or technology may result in unforeseen operating difficulties and expenditures, including:

•increased expenses due to transaction and integration costs;

•potential liabilities of the acquired businesses;

MANAGEMENT'S DISCUSSION AND ANALYSIS

•potential adverse tax and accounting effects of the acquisitions;

•diversion of capital and other resources from our existing businesses;

•diversion of our management’s attention during the acquisition process and any transition periods;

•loss of key employees of the acquired businesses following the acquisition; and

•inaccurate budgets and projected financial statements due to inaccurate valuation assessments of the acquired businesses.

Our evaluations of potential acquisitions may not accurately assess the value or prospects of acquisition candidates and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

Dependant on Certain Key Personnel

We are dependent upon the services of key executives, including our chairman, Joshua Jackson, and our CFO, Daniel Cruz. The loss of our executive officers or our other key personnel, particularly with little or no notice, could cause delays on projects and could have an adverse impact on our client and industry relationships, our business, operating results or financial condition.

Due to the relatively small size of our company, the loss of key persons or our inability to attract and retain additional highly-skilled employees may adversely affect our business and future operations. The loss of one or more key employees or contractors, if not replaced, could adversely affect Liquid’s project exploration and development programs, consolidated operations and financial condition.

Retention of Skilled Management

Our success depends to a significant extent on our ability to identify, hire, and retain qualified creative, technical and managerial personnel in a competitive job market. We expect competition for personnel with the specialized creative and technical skills needed to create our products and provide our services will continue to intensify in future. Our competitors may be able to offer a work environment with higher compensation or more opportunities to work with cutting-edge technology than we can. If we are unable to retain our key personnel or appropriately match skill sets with our needs, we would be required to expend significant time and financial resources to identify and hire new qualified personnel and to transfer significant internal historical knowledge, which might significantly delay or prevent the achievement of our business objectives.

Limited Public Company Experience of Management

Members of our management team have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. These obligations will require significant attention from our management and could divert their attention away from the day-to-day management of our business. In the event that our management team are not successful or efficient as managers of a public company, this could have a material adverse effect on our business, results of operations, or financial condition.

Legal Proceedings

From time to time, we may be involved in claims, suits, government investigations, audits and proceedings arising from the ordinary course of our business. Such claims, suits, government investigations, audits and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management resources and other factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adverse Changes in the Economy

Most of our products and services involve discretionary spending on the part of consumers. We believe that consumer spending is influenced by general economic conditions and the availability of discretionary income. This makes our products particularly sensitive to general economic conditions and economic cycles as consumers are generally more willing to make discretionary purchases, including purchases of products like ours, during periods in which favorable economic conditions prevail. Adverse economic conditions such as a prolonged general economic downturn, including periods of increased inflation, unemployment levels, tax rates, interest rates, energy prices or declining consumer confidence could also reduce consumer spending. Reduced consumer spending may result in reduced demand for our products and may also require increased selling and promotional expenses, which may have an adverse effect on our business, financial condition and operating results. In addition, uncertainty and adverse changes in the economy could also increase costs associated with developing and publishing our products, increase the cost and availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse effect on our business, financial condition and operating results. If economic conditions worsen, our business, financial condition and operating results could be adversely affected.

Management of Potential Growth

For us to succeed, our business needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on our management, operational and financial resources. To manage any material growth, we will be required to implement operational and financial systems, procedures and controls. We will also be required to expand our finance, administrative and operations staff. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations at any increased level. Our failure to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

Limited Number of Suppliers

We rely on a limited number of suppliers for hardware, software, and film and gaming production equipment. While other sources of supply do exist for this equipment, an unexpected disruption in supply or an increase in pricing could have a negative impact on our earnings.

Dependence on Trademarks and Copyrights

We hold a number of trademarks and copyrights relating to certain significant products. We rely on trademark laws and contractual provisions to protect these trademarks and copyrights, and there can be no assurance that third parties will not infringe or misappropriate our trademarks and copyrights. Existing trade secret, copyright and trademark laws offer only limited protection and do not account for common law claims. Furthermore, the monitoring and enforcement against the unauthorized use of our intellectual property rights could entail significant expenses and could prove difficult or impossible. As well, the laws of other countries in which we may choose to market our products may afford little or no effective protection of our intellectual property. If we lose some or all of our intellectual property rights, our business may be materially adversely affected.

Intellectual Property Claims

Development of original content, including publication and distribution, sometimes results in claims of intellectual property infringement. Although we make efforts to ensure our products do not violate the intellectual property rights of others, it is possible that third parties may still allege infringement. These claims and any litigation resulting from these claims may be time consuming and costly to defend, divert management attention, and result in damage awards payable by us. They could also prevent us from selling the affected product; or require us to redesign the affected product to avoid infringement or obtain a license for future sales of the affected product or prevent us from utilizing important technologies, ideas or formats.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Security Breaches

We securely store the source code for our interactive entertainment software products as it is created. A breach, whether physical, electronic or otherwise, of the systems on which such source code and other sensitive data are stored could lead to damage or piracy of our software. In addition, certain parties with whom we do business are given access to our sensitive and proprietary information in order to provide services and support our team. These third parties may misappropriate our information and engage in unauthorized use of it. If we are subject to data security breaches, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures which could materially and adversely affect our business, financial condition and operating results. Any theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand, and future sales of our products. Our business could be subject to significant disruption, and we could suffer monetary and other losses and reputational harm, in the event of such incidents and claims.

Retention of NASDAQ Listing

Our common shares currently trades on the NASDAQ Capital Market. Following our business combination in August 2018, we were required to establish compliance with the NASDAQ initial listing requirements, which we did in October 2018. NASDAQ has continued listing requirements that we must maintain to avoid delisting. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (i) a minimum stockholders’ equity of $2.5 million; (ii) a market value of listed securities of $35 million; or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three fiscal years. Our results of operations and our fluctuating shares price directly impact our ability to satisfy these listing standards. If we are unable to maintain these listing standards, we may be subject to delisting.

A delisting from NASDAQ would result in our common shares being eligible for quotation on the over-the-counter market which is generally considered to be a less efficient system than listing on markets such as NASDAQ or other national exchanges because of lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our common shares. Additionally, trading of our common shares on the OTCBB may make us less desirable to institutional investors and may, therefore, limit our future equity funding options and could negatively affect the liquidity of our shares.

If we make a significant acquisition that requires the issuance of our common shares, we may be required to reapply for NASDAQ listing.

Reapplying for NASDAQ listing may require us to satisfy the more stringent original listing standards of the NASDAQ Capital Market, which has substantially higher standards than the continuing listing standards. If any such application is not approved, our shares of common shares could be delisted from the NASDAQ Capital Market.

Dilution to Current Shareholders

In order to finance our operations, we have raised funds through the issuance of common shares and securities convertible into common shares and may do so again in future. We cannot predict the size of future issuances of common shares or the size or terms of future issuances of debt instruments or other securities convertible into common shares, or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares. Sales or issuances of substantial numbers of common shares, or the perception that such sales could occur, may adversely affect the market price of our common shares. With any additional sale or issuance of common shares, or securities convertible into common shares, our investors will suffer dilution to their voting power.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Loss of “Foreign Private Issuer” Status

In order to maintain our current status as a “foreign private issuer” (as defined in Rule 405 under the United States Securities Act of 1933), where more than 50% of our outstanding voting securities are directly or indirectly owned by residents of the United States, we must not have any of the following: (i) a majority of our executive officers or directors being U.S. citizens or residents, (ii) more than 50% of our assets being located in the United States, or (iii) our business being principally administered in the United States. If we were to lose our foreign private issuer status:

•we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;

•we would be required to commence reporting on forms required of U.S. companies, such as Forms l0-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K;

•we would be subject to additional restrictions on offers and sales of securities outside the United States, including in Canada;

•we might lose the ability to rely upon exemptions from the NASDAQ corporate governance requirements that are available to foreign private issuers; and

•if we engage in capital raising activities after losing our foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the Securities and Exchange Commission as a condition to any such financing.

Characterization as a Passive Foreign Investment Company

If 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income, then we will be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. Once treated as a PFIC, for any taxable year, a foreign corporation will generally continue to be treated as a PFIC for all subsequent taxable years for any shareholder who owned shares of the foreign corporation when it was treated as a PFIC. If we were to be a PFIC, and a U.S. holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark-to-market” election, “excess distributions” to a U.S. holder, and any gain recognized by a U.S. holder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our ordinary shares would be treated in the same way as excess distributions.

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. Although we do not expect that we will be a PFIC in the future, in light of the periodic asset and income tests applicable in making this determination, no assurance can be given that we will not become a PFIC. If we do become a PFIC in the future, U.S. holders who hold ordinary shares during any period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable our shareholders to make a QEF election.

Payment of Dividends

We have never declared or paid any cash dividends on our common shares and do not intend to pay any cash dividends in the foreseeable future. We currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our

MANAGEMENT'S DISCUSSION AND ANALYSIS

common shares will be the sole source of gain for the foreseeable future.

Sales of a Substantial Number of Our Common Shares

Our common shares are traded on the NASDAQ under the symbol “YVR.”  The concurrent sale of a substantial number of our common shares in the public market could cause a reduction in the market price of our common shares.

Enforcement of Judgements Against the Company

We are a company incorporated under the laws of British Columbia, all but one of our directors and officers are residents of Canada and all our assets and operations are located outside of the United States, with the exception of Majesco. It may not be possible for shareholders to enforce in Canada judgments against the Company obtained in the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws.

While reciprocal enforcement of judgment legislation exists between Canada and the United States, we and our insiders may have defenses available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. There is uncertainty as to whether Canadian courts would enforce (a) judgments of U.S. courts obtained against us or our insiders predicated upon the civil liability provisions of the U.S. federal and state securities laws or (b) in original actions brought in Canada, liabilities against us or our insiders predicated upon the U.S. federal and state securities laws. Therefore, our shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for any perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

CHANGE IN ACCOUNTING POLICIES

On December 1, 2019, the Company elected to early adopt the amendments to IFRS 3 Business Combinations.  The amendment:

•clarifies minimum requirements to be a business,

•clarifies market participants ability to replace missing elements,

•clarifies the assessment of whether an acquired process is substantive,

•narrows the definition of outputs, and

•provides for an optional concentration test which is met if substantially all of the fair value of the gross net assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The Company has also adopted the following accounting standards effective December 1, 2019, which had no significant impact on the consolidated financial statements:

•IFRS 16 - Leases

•IFRIC 23 – Uncertainty Over Income Tax Treatments

DISCLOSURE OF CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The CFO, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of the nine months ended August 31, 2020. Due to the transition following the Company’s plan of

MANAGEMENT'S DISCUSSION AND ANALYSIS

arrangement in fiscal 2018, Management identified a material weakness related to segregation of duties and retained an external accounting firm to provide financial and accounting services to the Company.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Subsequently in 2021, management determined that a restatement of its previously issued unaudited condensed interim consolidated financial statements for the three and nine-month ended August 31, 2020 was necessary.  In conjunction with the restatement described above, Liquid’s management has identified a material weakness in the Company’s internal controls as at August 31, 2020.  Management did not design and implement internal controls to ensure that unique and/or complex financial instruments were presented in accordance with IFRS.  Additionally, the internal controls over unrecorded liabilities were determined to be ineffective.  Management has re-assessed the effectiveness of the Company’s internal control over financial reporting and, based on this re-evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of August 31, 2020.  The Company will implement immediately an appropriate remedial measure whereby it will retain additional accounting expertise to provide advice and guidance when the Company encounters significant or complex financial instrument issues and/or transactions.  The CFO and the Audit Committee Chair will be responsible for making the determination of when to utilize the external accounting expert.  Management will also implement further controls to ensure completeness of all liabilities at each reporting date.

DISCLOSURE DATA FOR OUTSTANDING COMMON SHARES, OPTIONS, AND WARRANTS

Common Shares

The Company has authorized to issue 500,000,000 of commons shares without par value and the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000
20,000,000

Below is a summary of the common shares issued, stock options, share purchase warrants, and restricted share units as at August 31, 2020 and the date of this report:

	August 31, 2020	Date of this Report

Common shares	9,808,050	14,327,933
Treasury shares	215,000	-
Stock options	957,995	2,030,445
Agents’ warrants	221,333	26,667
Share purchase warrants	3,033,709	1,449,208
Restricted share units	-	499,999

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock Options

The Company has issued incentive options to certain directors, officers, and consultants of the Company.  As of the date of this report, the following options are outstanding and exercisable:

Options Outstanding	Options Exercisable	Exercise Price	Expiry Date
		$
407,995	407,995	2.41 (US$1.90)	February 28, 2024
25,000	25,000	2.41 (US$1.90)	January 8, 2025
25,000	25,000	2.41 (US$1.90)	February 13, 2025
25,000	25,000	2.41 (US$1.90)	March 10, 2025
25,000	25,000	2.41 (US$1.90)	April 13, 2025
450,000	450,000	2.41 (US$1.90)	July 23, 2025
750,715	-	2.41 (US$1.90)	January 1, 2026
321,735	107,245	2.41 (US$1.90)	January 14, 2026
2,030,445	1,065,240

Warrants

A summary of the agents’ warrants outstanding as at the date of this report is as follows:

Agent’s Warrants Outstanding	Exercise Price	Expiry Date
$
26,667	2.38 (US$1.88)	June 4, 2025
26,667

A summary of the share purchase warrants outstanding as at the date of this report is as follows:

Share Purchase Warrants Outstanding	Exercise Price	Expiry Date
$
24,208	1.52 (US$1.20)	April 6, 2022
800,000	1.52 (US$1.20)	October 15, 2021
270,000	2.22 (US$1.75)	February 26, 2022
355,000	2.38 (US$1.88)	June 9, 2025
1,449,208

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

•SEDAR at www.sedar.com;

•the Company’s restated unaudited condensed interim consolidated financial statements for the three and nine months ended August 31, 2020 and 2019; and

•the Company’s audited consolidated financial statements for the years ended November 30, 2019 and 2018.

This MD&A was approved by the Board of Directors of Liquid Media Group Ltd. effective April 14, 2021.